DataMill Media Corp.
                         1205 Hillsboro Mile, Suite 203
                            Hillsboro Beach, FL 33062
                                 (954) 876-1181

                                 April 18, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Laura Nguyen, Esq.
           Attorney-Advisor
                 and
           Sonia Bednarowski, Esq.
           Division of Corporation Finance

Re: Datamill Media Corp.
    Registration Statement on Form S-1, Amendment No. 2
    Filed on April 4, 2011
    File No. 333-172010

Dear Madam or Sir,

     This letter is in response to your letter to me of April 14, 2011, regarding the above referenced matter ("Comment Letter"). Datamill Media Corp. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comment Letter follow:

PLAN OF DEVELOPMENT STAGE ACTIVITIES, PAGE 15

1. WE NOTE YOUR DISCLOSURE ON PAGE 16 THAT YOU WILL ONLY BE ABLE TO ENHANCE YOUR WEBSITE IF YOU RAISE THE MAXIMUM AMOUNT OF PROCEEDS. HOWEVER, YOU DISCLOSE IN YOUR USE OF PROCEEDS SECTION ON PAGE 10 THAT YOU INTEND TO
     SPEND $3,000 ON WEBSITE DEVELOPMENT IF YOU RAISE THE MINIMUM AMOUNT OF PROCEEDS AND THAT YOU INTEND TO SPEND $2,500 ON YOUR WEBSITE IF YOU RAISE THE MAXIMUM AMOUNT OF PROCEEDS. PLEASE REVISE OR ADVISE.

RESPONSE

     We have revised our Use of Proceeds section of our filing to clarify that if we only raise the minimum proceeds that we will spend $3,000 to develop our basic website and that we will spend an additional $2,500 to enhance our website if we raise the maximum proceeds.

BUSINESS OVERVIEW, PAGE 19

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 8 AND REISSUE. PLEASE PROVIDE A TIMELINE THAT DESCRIBES EACH STEP YOU INTEND TO TAKE IN ORDER TO BEGIN EARNING REVENUES. FOR EXAMPLE, PLEASE DISCLOSE WHEN YOU INTEND TO DEVELOP THE MATERIAL FOR YOUR DATABASE AND WHEN YOU INTEND TO HAVE AN OPERATIONAL DATABASE.

RESPONSE

     We have revised our filing on pages 19-21 to provide a timeline that describes each step we intend to take in order to begin earning revenues. We believe our revisions are responsive to your comment. We are very limited in what we can now do in our business; therefore our timelines or based on 30 to 60 day periods following receipt of minimum and maximum proceeds.

CONFLICTS OF INTEREST, PAGE 3

3. WE NOTE YOUR DISCLOSURE ON PAGE 23 REGARDING MR. HAGAN'S AND MR. BEATTY'S AGREEMENTS TO NOT ENGAGE IN BUSINESS THAT IS SIMILAR TO OR COMPETITIVE WITH YOUR BUSINESS. PLEASE FILE THESE AGREEMENTS AS EXHIBITS TO YOUR NEXT AMENDMENT OR ADVISE.

RESPONSE

     Mr. Hagan and Mr. Beatty have verbally agreed to not engage in business that is similar to or competitive with our business. There are no written agreements on this subject. However, we do not believe that any written agreement is necessary as we are both officers and directors of the Company and have fiduciary duties and duties of loyalty to the Company as required by Nevada. We state in our amended filing that we have agreed not to engage in business that is similar to or competitive with the Company's business. Please also note that in addition to including disclosure of our verbal agreements on this subject in the prospectus, we both have signed the amended Form S-1. We believe that nothing further is necessary.

CERTAIN TRANSACTIONS, PAGE 26

4. WE NOTE YOUR DISCLOSURE ON PAGE F-11 THAT YOU OWE YOUR CHIEF EXECUTIVE OFFICER $31,686. PLEASE REVISE TO PROVIDE DISCLOSURE REGARDING THE TRANSACTION HERE PURSUANT TO ITEM 404(A) OF REGULATION S-K AND IN YOUR LIQUIDITY AND CAPITAL RESOURCES SECTION ON PAGE 16, AS APPROPRIATE, OR ADVISE.

RESPONSE:

     We have added the following language to our filing on page 27 in our Certain Transactions section:

     "During the year ended December 31, 2010, Vincent Beatty, our Chief Executive Officer, loaned $36,686 to the Company for general and administrative purposes. The Company repaid $5,000 of the loan during 2010. The net loan of $31,686 is reflected "as due to related party-officer in our balance sheet as at December 31, 2010. The Company did not issue a promissory note for these advances and the Company and Mr. Beatty have not determined the interest rate or maturity date for paying the loan back."

     We have added the following bold type language to page 17 of our Liquidity and Capital Resources section:

     During the year ended December 31, 2010, the Company received proceeds totaling $36,686 from the Company's current Chief Executive Officer for general and administrative expenses and repaid $5,000 of the amount during the same period. The net amount of $31,686 is reflected as due to related party-officer on the accompanying December 31, 2010 balance sheet. THE COMPANY DID NOT ISSUE A PROMISSORY NOTE TO MR. BEATTY FOR THESE ADVANCES AND THE COMPANY AND MR. BEATTY HAVE NOT DETERMINED THE INTEREST RATE OR MATURITY DATE FOR PAYING THE LOAN BACK.

EXHIBIT 5.1

5. PLEASE BE ADVISED THAT THE OPINION OF COUNSEL SHOULD BE DATED AND FILED REASONABLE CLOSE TO THE EFFECTIVENESS.

RESPONSE

     We have dated the legal opinion April 15, 2011 and re-filing Exhibit 5.1 with this amendment.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Vincent Beatty
   ------------------------------
   Vincent Beatty
   President